Exhibit D

TERMINATION AGREEMENT

THIS TERMINATION AGREEMENT (the “Termination Agreement”) is made and entered into as of July 23, 2025 by and between Mr. Xiaojun Zhang (“Mr. Zhang”) and Mr. Jiayuan Lin (“Mr. Lin”, and together with Mr. Zhang, either of them, a “Party” and collectively, the “Parties”).

WHEREAS, on May 29, 2018, the Parties entered into a Voting Agreement, as amended and restated on June 25, 2019 (the “Voting Agreement”) with respect to shares of Cango Inc., a company incorporated in the Cayman Islands; and

WHEREAS, the Parties intend to terminate the Voting Agreement, as set forth in this Termination Agreement.

NOW, THEREFORE, the Parties agree as follows:

1.	Termination of Voting Rights. In accordance with Section 2.1 of the Voting Agreement, the Parties hereby mutually agree that the Voting Agreement, inclusive of any and all rights and obligations of each Party thereunder (other than the confidential obligations provided in Article III thereof), shall terminate, effective immediately as of the date of this Termination Agreement (the “Effective Date”).

2.	Governing Law. This Termination Agreement shall be governed by and construed under the laws of the PRC.

3.	Counterparts. This Termination Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the Parties hereto has executed this Termination Agreement as of the day and year first above written.

By:	/s/ Xiaojun Zhang
Name:	Xiaojun Zhang

By:	/s/ Jiayuan Lin
Name:	Jiayuan Lin

[Signature Page to Termination Agreement]